SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of October 2006

Commission File Number: 1-14696

China Mobile Limited

(Translation of registrant’s name into English)

60/F, The Center

99 Queen’s Road Central

Hong Kong, China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.:

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No       X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .

EXHIBITS

Exhibit Number		Page
1.1	Announcement, dated October 20, 2006

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA MOBILE LIMITED

Date: October 23, 2006	By:	/s/ Wang Jianzhou
	Name:	Wang Jianzhou
	Title:	Chairman and Chief Executive Officer

Exhibit 1.1

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

CHINA MOBILE LIMITED (Incorporated in Hong Kong with limited liability under the Companies Ordinance) (Stock Code: 941)

ANNOUNCEMENT

The unaudited financial data of the Group for the first three quarters of 2006 reflected:

•	Operating revenue reached RMB212.691 billion, up by 20.8% over the same period last year

•	EBITDA of RMB121.191 billion, up by 26.2% over the same period last year

•	Profit attributable to shareholders of RMB46.133 billion, up by 25.1% over the same period last year

In accordance with the Company’s disclosure policy and to further enhance the transparency of the Group and timely provide additional information with which shareholders, investors and the general public may better appraise the business and financial position of the Group, the board of directors (the “Board”) of China Mobile Limited (the “Company”, together with its subsidiaries, the “Group”) announces certain selected unaudited key performance indicators of the Group for the first three quarters of 2006.

SELECTED UNAUDITED KEY PERFORMANCE INDICATORS

Financial Data (Note)

	For the period from 1 January 2006 to 30 September 2006	For the period from 1 January 2005 to 30 September 2005	Increase
Operating Revenue (RMB)	212.691 billion	176.068 billion	20.8%
EBITDA (RMB)	121.191 billion	96.028 billion	26.2%
EBITDA margin	57.0%	54.5%
Profit Attributable to Shareholders (RMB)	46.133 billion	36.869 billion	25.1%
Margin of Profit Attributable to Shareholders	21.7%	20.9%

Operational Data (Note)
		As at 30 September 2006/ For the period from 1 January 2006 to 30 September 2006	As at 30 June 2006/ For the period from 1 January 2006 to 30 June 2006
Number of Subscribers		287.15 million	273.79 million
Net increase in subscribers for the relevant reporting period		39.14 million	25.78 million
Average Revenue per User per Month (ARPU) during the relevant reporting period (RMB/User/Month)		89	88
Total Usage for the relevant reporting period (Minutes)		897.23 billion	569.20 billion
Average Usage per User per Month (MOU) during the relevant reporting period (Minutes/User/Month)		374	367
Average Revenue per Minute of Usage during the relevant reporting period (RMB)		0.237	0.241
Number of Users of Mobile Data Services		250.74 million	239.96 million
Short Message Services Usage Volume for the relevant reporting period (Messages)		255.0 billion	167.0 billion
Number of Employees		108,525	105,456
Labour Productivity (Subscribers/Employee)		2,646	2,596

Note:	The above unaudited financial data is prepared in accordance with the generally accepted accounting principles in Hong Kong. The financial data and operational data of the Group for the first three quarters of 2006 and the operational data of the Group for the first six months of 2006 included the results of the Company and its subsidiaries, including the 31 provincial mobile companies and the newly acquired China Mobile Peoples Telephone Company Limited, while the financial data for the first three quarters of 2005 included the results of the Company and its subsidiaries, including the 31 provincial mobile companies.

The group promoted the development of economies of scale, maintained innovation growth and responded to competition rationally. With the continuing push of three driving forces of new customers, new businesses and new voice usage, in the first three quarters of 2006, the Group’s financial results continued to maintain a rapid and healthy development trend. The Group’s operating revenue reached RMB212.691 billion, representing an increase of 20.8 per cent. compared to the same period of last year. EBITDA reached RMB121.191 billion, representing an increase of 26.2 per cent. compared to the same period of last year. EBITDA margin was maintained at a high level of 57.0 per cent. Profit attributable to shareholders reached RMB46.133 billion, representing an increase of 25.1 per cent. compared to the same period of last year.

Benefiting from the rapid growth of China’s economy, enormous demand in the telecommunications market and rationalized competition environment, together with the Group’s premium and efficient network and brand advantages, business in the eastern regions continued to grow, and the momentum of growth in the central and western regions and in the rural market remained robust, the Group achieved commendable overall results in the first three quarters of 2006. Subscriber growth continued to maintain a rapid momentum and the average monthly net additional subscribers for the first three quarters exceeded 4.30 million, and total subscribers reached 287.15 million as at 30 September 2006. Through proactive and effective sales and marketing of voice usage volume, total voice usage increased by 37.9% compared to the same period of the previous year. Value-added businesses also continued its rapid growth and Short Message Service usage volume increased by 42.8% compared to the same period of the previous year. However, as the new subscribers are mainly low-end users, ARPU and average revenue per minute of usage recorded a certain decrease compared to the same period of the previous year. Nevertheless, the decline has been better controlled. The favorable development in new customers, voice usage volume and value-added businesses resulted in the sustainable and favorable growth in operating revenue in the first three quarters. Furthermore, the Group maintained stable EBITDA margin and margin of profit attributable to shareholders through refined cost control methods and by leveraging economies of scale. In order to support favorable subscriber growth and business development and maintain its network in a leading position, the Group will further optimize its network, increase the network capability and enhance network quality to maintain the Group’s competitive advantages and the Group’s ability in maintaining a healthy and sustainable growth.

The Group will pursue the spirit of innovation, proactively develop value-added businesses, extend the rural market with great exertion and accelerate the development in scale. In addition, the Group will strive to maintain its sound fundamentals and sustainable development, continue to promote orderly and rational competition and to foster a healthy and favorable environment for further industry development. This will better serve the long-term interests of consumers, operating companies and investors.

The Board wishes to remind investors that the above key performance indicators are based on the Group’s unaudited management accounts. Investors are cautioned not to unduly rely on such data.

In the meantime, investors are advised to exercise caution in dealing in the securities of the Company.

As at the date of this announcement, the Board of Directors of the Company is comprised of Mr. Wang Jianzhou, Mr. Li Yue, Mr. Lu Xiangdong, Mr. Xue Taohai, Mr. Zhang Chenshuang, Mr. Sha Yuejia, Mr. Liu Aili, Madam Xin Fanfei and Mr. Xu Long as executive directors, Dr. Lo Ka Shui, Mr. Frank Wong Kwong Shing and Mr. Moses Cheng Mo Chi as independent non-executive directors and Mr. Paul Michael Donovan as a non-executive director.

By Order of the Board China Mobile Limited Wang Jianzhou
Chairman and Chief Executive Officer

Hong Kong, 20 October, 2006